United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Erasca, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29479A108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29479A108	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons City Hill, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,899,360
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,899,360

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,899,360
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.8%
12	Type of Reporting Person OO

CUSIP No. 29479A108	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Jonathan E. Lim
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 32,055,582
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 32,055,582

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,055,582
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 26.4%
12	Type of Reporting Person IN

CUSIP No. 29479A108	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons Conyee T. Lim
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,156,222
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,156,222

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,156,222
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 16.6%
12	Type of Reporting Person IN

CUSIP No. 29479A108	Schedule 13G	Page 4 of 7

ITEM 1.	(a) Name of Issuer:

Erasca, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10835 Road to the Cure, Suite 140, San Diego, CA 92121

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

City Hill, LLC

Jonathan E. Lim

Conyee T. Lim

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o Erasca, Inc., 10835 Road to the Cure, Suite 140, San Diego, CA 92121.

(c)	Citizenship of each Reporting Person is:

City Hill, LLC is organized under the laws of the State of Delaware. Jonathan E. Lim is a citizen of Canada and Conyee T. Lim is a citizen of the United States.

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share (“Common Stock”).

(e)	CUSIP Number:

29479A108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock as of December 31, 2021, based upon 121,250,375 shares of Common Stock outstanding as of November 4, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 29479A108	Schedule 13G	Page 5 of 7

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
City Hill, LLC	11,899,360	9.8%	0	11,899,360	0	11,899,360
Jonathan E. Lim	32,055,582	26.4%	0	32,055,582	0	32,055,582
Conyee T. Lim	20,156,222	16.6%	0	20,156,222	0	20,156,222

City Hill, LLC is the record holder of 11,899,360 shares of Common Stock. Jonathan E. Lim is the Managing Partner of City Hill, LLC and as a result may be deemed to share beneficial ownership of the shares of Common Stock held of record by City Hill, LLC.

In addition, Jonathan E. Lim and Conyee T. Lim serve as co-trustees of a family trust that is the record holder of 20,156,222 shares of Common Stock. As a result, each of Jonathan E. Lim and Conyee T. Lim may be deemed to share beneficial ownership of the shares of Common Stock held of record by such trust.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 29479A108	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2022

City Hill, LLC

By:	/s/ Jonathan E. Lim, M.D.

Name:	Jonathan E. Lim, M.D.
Title:	Managing Partner

Jonathan E. Lim

/s/ Jonathan E. Lim, M.D.

Conyee T. Lim

/s/ Conyee T. Lim, M.D.

CUSIP No. 29479A108	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.